November 16, 2011

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Matthew Crispino, Esq.

Re:	Fusion-io, Inc.
Registration Statement on Form S-1
Initially filed November 9, 2011
File No. 333-177832

Dear Mr. Crispino:

On behalf of our client Fusion-io, Inc. (the “Company”), we submit this letter and in response to a telephone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 15, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-177832) filed with the Commission on November 9, 2011 (the “Registration Statement”).

In response to the Staff’s question regarding the interview on CNBC on November 14, 2011 of the Company’s Chief Scientist, Steven Wozniak, the Company believes that the interview did not constitute an “offer” of securities under the Securities Act of 1933 (the “Act”) as it did not “constitute an attempt to or offer to dispose of, or a solicitation of an offer to buy,” the Company’s common stock by or on behalf of the Company. Mr. Wozniak is not an executive officer, an affiliate or an authorized spokesperson for the Company. The Company was not aware that Mr. Wozniak would appear on CNBC and his appearance was unrelated to the Company’s normal marketing activities and pending public offering of securities. The Company has a formal communications policy whereby all communications with third parties that may involve material nonpublic information or otherwise involve financial information regarding the Company must be conducted by an authorized spokesperson. Accordingly, there is no reference or link to this interview on the Company’s website. Mr. Wozniak was a co-founder of Apple, is a well known technology industry luminary and is frequently called upon to discuss his views on the broader technology industry and, in particular, Apple. To that end, after a few introductory comments about the technology industry and the Company’s success to date and participation in the larger Internet market, the majority of the interview was focused on Apple, its opportunities and the possibility of Mr. Wozniak’s joining the Apple Board. Therefore, when looking at the interview, taken as a whole, the Company does not believe that the interview was focused on the Company and that a reasonable investor would not constitute the statements as an offer under the Act. In addition, the substance of Mr. Wozniak’s statements regarding the growth of the Company and the market opportunity that the Company faces, are well established and have been the subject of numerous research reports.

The Company advises the Staff that it intends to conduct a formal road show process for the purpose of offering its securities after filing an amended Registration Statement on Form S-1 with the Commission on Wednesday, November 16, 2011.

Securities and Exchange Commission

November 16, 2011

Please direct your questions regarding this letter to me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Robert G. Day
Robert G. Day

cc:	David A. Flynn Dennis P. Wolf Shawn J. Lindquist, Esq. Fusion-io, Inc.

Larry W. Sonsini, Esq. Patrick J. Schultheis, Esq. Brian Keyes, Esq. Wilson Sonsini Goodrich & Rosati, P.C.

Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP